INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

September 27, 2013

Adam Turk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 12, 2013

File No. 000-53765

Dear Mr. Turk:

I am in receipt of your voicemail yesterday regarding a response to your comment letter dated August 28, 2013 to the above-referenced report filed by Silver Falcon Mining, Inc.  Due to travel and other client commitments, I have not been able to complete the Company’s response to your letter.  Accordingly, the company respectfully requests an extension of until Friday, October 4, 2013 to submit a response.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc:

Pierre Quilliam

Tom Ridenour